SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

XL CAPITAL LTD
(Name of Subject Company (Issuer))

XL CAPITAL LTD
(ISSUER)
SECURITY CAPITAL ASSURANCE LTD
(OFFEROR)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

RESTRICTED CLASS A ORDINARY SHARES, PAR VALUE $0.01 PER SHARE AND OPTIONS TO
PURCHASE CLASS A ORDINARY SHARES, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

G98255 10 5
(CUSIP Number of Class of Securities)
(Underlying Class A Ordinary Shares)

Michael A. Becker, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$15,548,888.25	$1,663.73

*
Calculated solely for purposes of determining the filing fee. This amount assumes that 131,779 restricted Class A Ordinary Shares, par value $0.01, of XL Capital Ltd and options to purchase 618,618 Class A Ordinary Shares, par value $0.01, of XL Capital Ltd will be exchanged pursuant to this offer for cash-based long term incentive awards with an aggregate target value of $15,548,888.25. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission on November 23, 2005, equals $107.00 per million dollars of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1374.93	Filing Party: XL Capital Ltd
Form or Registration Number: Schedule TO	Date Filed: June 6, 2006

☐     Check the box if the filing relates solely to preliminary communications made be-fore the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐     third-party tender offer subject to Rule 14d-1.

☒     issuer tender offer subject to Rule 13e-4.

☐     going private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

AMENDMENT NO. 1 TO SCHEDULE TO-I

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 13, 2006 (as amended, the "Schedule TO") by XL Capital Ltd (“XL”) and Security Capital Assurance Ltd (“SCA”). The Schedule TO relates to an offer by XL and SCA to certain employees of SCA or its subsidiaries, excluding those persons described in the original Schedule TO, to exchange all of their outstanding eligible unvested restricted Class A Ordinary Shares of XL and eligible options to purchase Class A Ordinary Shares of XL for an LTIP Award from SCA to be granted under the SCA Plan.

Copies of the Offer to Exchange and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO and all information in the Offer to Exchange, including all schedules thereto, and Letter of Transmittal are incorporated by reference in response to all of the items in this Schedule TO. Additional information with respect to certain items in this Schedule TO is set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Exchange dated November 13, 2006.

Item 8. Interest in Securities of the Subject Company.

(a)
The first paragraph of Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Securities”) of the Offer to Exchange is hereby amended by deleting the second sentence thereof and replacing it with the following:

As of November 13, 2006, SCA’s directors and executive officers (14 persons) as a group beneficially owned an aggregate of 1,093,665.88 shares of XL’s Class A Ordinary Shares, 207,350 of which are eligible securities, and XL’s directors and executive officers (21 persons) as a group beneficially owned an aggregate of 1,396,822.69 shares of XL’s Class A Ordinary Shares, none of which are eligible securities.

Item 10. Financial Statements.

(c)
The first paragraph of Section 12 (“Financial Statements”) of the Offer to Exchange and the selected consolidated financial, operating and supplemental data that follow such paragraph are hereby amended and restated as follows:

XL’s selected consolidated financial, operating and supplemental data presented below as at and for the years ended December 31, 2005 and 2004, before giving effect to Note 4 below, are derived from XL’s audited consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The summary consolidated financial and operating data presented below for the nine month periods ended September 30, 2006 and September 30, 2005 have been derived from XL’s unaudited consolidated financial data as presented in XL’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2006, which is incorporated by reference in this offer to exchange and reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of XL’s financial position and results of operations as at the end of and for the periods presented. The results of operations for the first nine months of 2006 are not necessarily indicative of the results that may be expected for the full year. The audited financial statements as presented in XL’s annual report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on November 9, 2006, are incorporated by reference in this offer to exchange.

	(Unaudited) Nine Month Period Ended September 30,

			Year Ended December 31,
	2006(1)	(2005)(1)(4)	2005(1)(4)	2004(1)(4)
	(U.S. dollars in thousands, except share and per share amounts and ratios)

Income Statement Data:
Net premiums earned	$5,658,203	$7,412,257	$9,365,495	$8,582,014
Net investment income	1,455,645	1,042,298	1,475,039	1,035,012
Net realized gains (losses) on investments	(53,495)	203,949	241,882	246,547
Net realized and unrealized gains (losses) on derivative instruments	78,700	15,219	28,858	73,493
Net income from investment affiliates(2)(7)	174,612	116,473	154,844	124,008
Fee and other income	23,086	15,733	19,297	35,317
Net losses and loss expenses	$3,256,852	$4,995,737	$7,465,001	$4,911,488
Claims and policy benefits—life and annuity operations	531,361	2,289,248	2,479,364	1,480,535
Acquisition costs, operating expenses and exchange gains and losses	1,716,311	1,665,209	2,188,357	2,277,321
Interest expense	412,889	275,800	403,849	292,234
Amortization of intangible assets	1,935	8,504	10,752	15,827
Net (loss) income before minority interest in net income of subsidiary, income tax benefits and charges and net income from operating affiliates	$1,417,403	$(428,569)	$(1,261,908)	$1,118,986
Preference share dividends	30,241	30,240	40,322	40,321
Net (loss) income available to ordinary shareholders	$1,251,381	$(470,361)	$(1,292,298)	$1,126,292
Per Share Data:
Net (loss) income per ordinary share — basic(3)	$7.00	$(3.39)	$(9.14)	$8.17
Net (loss) income per ordinary share — diluted(3)	$6.98	$(3.39)	$(9.14)	$8.13
Book value per ordinary share	$49.90	$46.41	$44.31	$51.98
Weighted average ordinary shares outstanding — diluted(3)	179,298	138,823	141,406	138,582
Cash dividends per ordinary share	$1.14	$1.50	$2.00	$1.96
Balance Sheet Data:
Total investments available for sale	$38,712,251		$35,724,439	$27,823,828
Cash and cash equivalents	2,128,221		3,693,475	2,303,726
Investments in affiliates	2,112,353		2,046,721	1,936,852
Unpaid losses and loss expenses recoverable	5,532,054		6,441,522	6,971,356
Premiums receivable	4,082,824		3,799,041	3,838,228
Total assets	59,779,999		58,454,901	49,245,469
Unpaid losses and loss expenses	23,292,278		23,767,672	19,837,669
Unearned premiums	6,088,306		5,388,996	5,191,368
Notes payable and debt	3,368,132		3,412,698	2,721,431
Total liabilities	49,706,697		49,932,572	41,506,774
Shareholders’ equity:
Series A preference ordinary shares, 9,200,000 authorized, par value $0.01 Issued and outstanding: 2006 and 2005, 9,200,000	$92		$92	$92
Series B preference ordinary shares, 11,500,000 authorized, par value $0.01 Issued and outstanding: 2006 and 2005, 11,500,000	115		115	115

	(Unaudited) Nine Month Period Ended September 30,

			Year Ended December 31,
	2006(1)	(2005)(1)(4)	2005(1)(4)	2004(1)(4)
	(U.S. dollars in thousands, except share and per share amounts and ratios)

Series C preference ordinary shares, 20,000,000 authorized, par value $0.01 Issued and outstanding 2006 and 2005, nil	—		—	—
Class A ordinary shares, 999,990,000 authorized, par value $0.01 Issued and outstanding: September 30, 2006, 180,508,133; December 31, 2005, 179,528,593 and December 31, 2004, 138,932,481	1,805		1,795	1,389
Minority interest	549,327		50,518	73,440

__________________________
(1)
See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in XL’s Annual Report on Form 10-K/A for the year ended December 31, 2005, filed with the SEC on November 9, 2006, for further discussion and analysis.

(2)
Net income from investment affiliates includes income on the alternative investment portfolio for the twelve months ended November 30. The fair market values of certain of these alternative investments often take longer to obtain as compared to the other of XL’s investments and XL records the investment affiliates on a one month lag in order for XL to meet the accelerated filing deadlines as specified by the SEC.

(3)
Net income per ordinary share is based on the basic and diluted weighted average number of XL’s Class A Ordinary Shares and share equivalents outstanding for each period. Net loss per ordinary share is based on the basic weighted average number of ordinary shares outstanding.

(4)	Certain reclassifications to prior period information have been made to conform to current year presentation.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by deleting Exhibit (a)(8) and restating it as follows:

(a)(8)
XL’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 9, 2006, as amended by Amendment No. 1 on Form 10-Q/A filed with the Securities and Exchange Commission on November 14, 2006 (incorporated herein by reference).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2006

XL CAPITAL LTD

By: /s/ Kirstin Romann Gould
Name: Kirstin Romann Gould
Title: Secretary

SECURITY CAPITAL ASSURANCE LTD

By: /s/ Kirstin Romann Gould
Name: Kirstin Romann Gould
Title: Secretary